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                                                                      EXHIBIT 11

                            KRAUSE'S FURNITURE, INC.

                   COMPUTATION OF NET INCOME (LOSS) PER SHARE
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  1995        1994       1993
                                                                 -------     ------     -------
Net income (loss)..............................................  $(8,715)    $5,395     $(9,972)
Weighted average number of shares outstanding(C)
  Common stock.................................................    3,950      3,523       2,510
  Common stock equivalents(A):
     Convertible preferred stock...............................       --      1,778          --
     Stock options(B)..........................................       --         80          --
     Warrants(B)...............................................       --     13....          --
                                                                 --------    -------    --------
          Total................................................    3,950      5,394       2,510
                                                                 ========    =======    ========
Net income (loss) per share....................................  $ (2.21)    $ 1.00     $ (3.97)
                                                                 ========    =======    ========

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(A) Common stock equivalents are excluded from the calculation in loss years since they are anti-dilutive.

(B) Computations of dilutive stock options and warrants is based on the treasury stock method using the average market price.

(C) All share and per share amounts have been restated to reflect a one-for-three reverse stock split effected August 1, 1995.

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